Mr. Kevin Woody

November 3, 2011

November 3, 2011

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Re:	Inland Real Estate Corporation File No. 001-32185 Form 10-K for the year ended December 31, 2010 (the “10-K”)

Dear Mr. Woody:

I am writing on behalf of Inland Real Estate Corporation (the “Company”) in response to comments contained in your correspondence dated October 20, 2011.  The headings and paragraph numbers below from the Company’s 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience I have reproduced your comments in this letter and included our responses directly below each comment.

Form 10-K for the year ended December 31, 2010

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Basis of Accounting

Accounting Policies, page 77

1.

We have considered your response to our prior comment 1.  With respect to the sale of tenant-in-common interests, please provide us with the following information:

•

Provide us with a history of your sales activity for the past five years.  In your response tell us the number of units sold, the value of the units sold, and the percentage of total units sold of each venture sub.

•

Tell us the company’s current ownership percentage of each venture sub as of the most recent year and quarter end.

•

Explain to us whether there has ever been a disagreement between the company and a third party holder of tenant-in-common interests and if so explain to us how the disagreement was resolved.

•

Tell us whether the company owned more than 75% of the tenant-in-common interests of a venture sub as of the most recent year or quarter end.

•

Tell us whether the company has ever purchased any previously sold tenant-in-common interests.

•

Explain to us whether you considered the majority group’s right to purchase the tenant-in-common interest of the minority group in the event of a disagreement to be tantamount to a call option in determining the appropriate accounting treatment for your sales of tenant-in-common interests.

Response:  In light of your comment, the Company has prepared a schedule, attached as Exhibit A, detailing the information you requested in your first bulleted request above.  The following bulleted responses each correspond to your bulleted requests.

•

Exhibit A reflects all properties offered for sale by the joint venture (venture subs) for the past five years.  Additionally, the schedule shows the number of units sold, the value of the units sold and the percentage of total units sold of each venture sub.  Certain venture subs were not 100% sold as of the most recent year or quarter end, however, it is the Company’s expectation that all units will be sold within the next three to six months.

•

Exhibit A reflects the Company’s ownership percentage as of the most recent year and quarter end.

•

There has not been a disagreement between the company and a third party holder of tenant-in-common interests.

•

Exhibit A shows that as of December 31, 2010, the Company owned greater than 75% of National Retail Portfolio and University venture, both of which were nearly 100% sold as of the most recent quarter end.  As of June 30, 2011, the Company owned greater than 75% of National Net Lease Portfolio and Pharmacy Portfolio II.  It is the Company’s expectation that each of these portfolios will be 100% sold within the next three to six months.

•

The Company has never repurchased any previously sold tenant-in-common interests.

•

The Company does not consider the majority group’s right to purchase the tenant-in-common (TIC) interests of the minority group to be tantamount to a call option for purposes of determining the appropriate accounting treatment for sales of the TIC interests in the Venture Subs as the repurchase right is a buy-sell clause as described in ASC Topic 360-20-40-38 and 260-20-55-21A.  The Company evaluated the buy-sell clause under the ASC Topics in order to determine whether or not the clause constituted continuing involvement on behalf of the joint venture as seller of the TIC interests.  The EITF states that “A buy-sell clause, in and of itself, does not constitute a prohibited form of continuing involvement that would preclude partial sales treatment.  However, a buy-sell clause should be evaluated, in consideration of all relevant facts and circumstances, to determine whether the buy-sell clause gives … the seller an in substance option to acquire the buyer’s interest in a jointly owned entity”.

The right to purchase the TIC interests was evaluated by the Company in conjunction with its determination of the joint venture’s ability to recognize gains as the sale of the TIC interests occur.  However, the Company noted that the right only exists if proposed actions of the co-owners are not unanimous among the TIC owners, and a 75% or greater majority, of the holders of interests consent to the proposed action.  The actions that require a vote of the owners are primarily related to financing, leasing, and disposition.  Financing (usually with 3-5 year terms) and leasing are in place prior to the joint venture beginning sales of TIC interests, and the properties are typically leased under single-tenant, triple-net leases and as such, much of the day-to-day operations and decisions are set forth in the lease agreement.  The terms of the lease agreements are typically ten years or more with the lease maturing after the loan maturity date.  Disposition occurs after the sale of all TIC interests by the joint venture.  Therefore, it is unlikely that any decision will be required to be made prior to the expiration of the lease or maturity of the debt.    Finally, the majority group’s exercise of their right to purchase does not compel the minority group to sell such interests.  The minority group can either elect to sell to the majority group, agree to the decision of the majority group, or offer to buy the majority group’s interests.  Therefore, based on the above analysis, the Company concluded that the buy-sell clause is not in substance a call option and therefore doesn’t represent continuing involvement on behalf of the joint venture and partial sale recognition is appropriate.

1.

Please clarify for us what constitutes a dispute between co-owners of tenant-in-common interests versus a non-unanimous action proposed by co-owners.  In your response explain to us when a minority group has the right to file a complaint to have the property partitioned versus when the minority group must either (i) consent to a decision by the majority group (ii) sell their interest to the majority group or (iii) purchase the interests of the majority group.  Reference is made to your response to our prior comment 1 in your response letter dated August 3, 2011.

Response:  There is no difference between a dispute between co-owners and a non-unanimous action proposed by co-owners.

Just to reiterate a portion of our response letter dated September 1, 2011 regarding non-unanimous actions for your convenience, in the event that 75% of the holders of interests consent to a proposed action, the members of the majority group shall have the right to make an offer to purchase all of the interests of the co-owners voting against the decision for a purchase price the majority group would be willing to pay for the interests of the minority group.  The members of the minority group shall either (i) consent to the decision; (ii) sell their interests to the majority group for the offer amount proposed by the majority group; or (iii) if the members of the minority group do not elect either alternative (i) or (ii), they must purchase the interests of the majority group under substantially the same terms and conditions as offered by the majority group.

A co-owner has the right at any time to file a complaint to have the property partitioned corresponding to its percentage, even in the absence of a dispute.  The section of the co-ownership agreement discussing the rights of partition provides that “[i]n the event that any portion of the property is subject to financing documents or otherwise security for a debt, the co-owners shall not be entitled to partition the property if such partition shall violate the terms or conditions of the financing documents or other such indebtedness.”  Lenders have prohibited partitioning in their loan documents, and co-owners are advised accordingly in the private placement offering memorandum that “[s]ince a partition is prohibited under the terms of the loan documents and would, therefore, cause a default under the loan, the lender would have the right to immediately declare due and payable all sums due pursuant to the loan.  The co-ownership agreement expressly prohibits a partition to the extent it violates the loan documents.  The partitioning co-owner would, in such an instance, be liable to the other co-owners for damages.”  As a result of this exception to the right of partition and the provisions of the loan documents, as a practical matter a co-owner will almost certainly follow the guidelines for non-unanimous actions related to major decisions rather than attempt to initiate the partitioning of a property.

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•

It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the 10-K.  Kind regards.

Very truly yours, INLAND REAL ESTATE CORPORATION Mark E. Zalatoris President and Chief Executive Officer

cc:

Mr. Brett Brown, Chief Financial Officer and Treasurer

Beth Sprecher Brooks, Esq., General Counsel

Ms. Kimberly Karas, Controller

Michael J. Choate, Esq.

Mr. Kevin Woody

November 3, 2011

Kevin M. Lippert, Esq.

Mr. Kevin Woody

November 3, 2011

Exhibit A

Offering	Offering Equity	# of Investors (Units Sold) as of 12/31/10	% Sold as of 12/31/10	Company's Ownership % as of 12/31/10	# of Investors (Units Sold) as of 06/30/11	% Sold as of 06/30/11	Company's Ownership % as of 06/30/11

Honey Creek Commons	13,270,000	40	100%	0%	-	-	-

Best Buy	5,285,000	1	100%	0%	-	-	-

FMC Technologies	32,900,000	36	100%	0%	-	-	-

Apria Healthcare	9,950,000	15	100%	0%	-	-	-

Delavan Crossing	5,250,000	1	100%	0%	-	-	-

Rainbow Foods	4,315,000	18	100%	0%	-	-	-

Greenfield Commons	3,556,000	1	100%	0%	-	-	-

Telecommunications Venture	23,265,000	61	100%	0%	-	-	-

University of Phoenix - IN	3,470,000	14	100%	0%	-	-	-

Fox Run Square	13,435,000	34	100%	0%	-	-	-

LV-M Venture	37,789,715	153	100%	0%	-	-	-

RR-HV Venture	47,140,485	152	100%	0%	-	-	-

Omaha Headquarters	12,390,000	62	100%	0%	-	-	-

National Retail Portfolio	20,960,000	-	0%	100%	60	96%	4%

University Venture	10,697,831	5	9%	91%	41	100%	0%

Chicagoland Grocery Venture	11,990,000	-	-	N/A	26	94%	6

National Net Lease Portfolio	29,002,065	-	-	N/A	-	0%	100

Pharmacy Portfolio II	14,636,594	-	-	N/A	-	0%	100

Total	299,302,690